April 7, 2008
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Buffalo Ridge Energy, LLC — Registration Statement on Form SB-2
File No. 333-140635
Request for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Buffalo Ridge Energy, LLC (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-140635), together with all exhibits thereto, originally filed with the Commission on February 12, 2007, on the grounds that current market conditions do not support an offering of the Registrant’s membership units at this time. No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
Sincerely,
/s/ David A. Kolsrud
David A. Kolsrud, President
Phone: 605-582-6100     Fax: 605-582-7030     dak@alliancecom.net
www.dakrenewableenergy.com